Exhibit 99.1

NEWS RELEASE – EARLY WARNING REPORT
ISSUED PURSUANT TO NI 62-103

ACQUISITION OF SHARES OF
CONTINENTAL ENERGY CORPORATION

This press release is being disseminated as required by National Instrument 62-103 in connection with the filing of an Early Warning Report regarding the acquisition of securities of Continental Energy Corporation (the “Issuer”), a British Columbia company with its common shares trading on the OTC Bulletin Board under the symbol “CPPXF”.

On February 28, 2012, the Issuer and Jema Anton Khan (the “Offeror”) entered into a private placement subscription agreement (the “Private Placement”). Pursuant to the Private Placement, the Offeror acquired the beneficial ownership and control of 15,000,000 common shares (the “Shares”) of the Issuer. The Shares represent approximately 15% of the issued and outstanding common shares of the Issuer, based on information publicly filed by the Issuer. The Private Placement was completed on March 5, 2012.

The Offeror acquired the Shares of the Issuer for investment purposes. The Offeror may from time to time acquire additional securities of the Issuer, dispose of some or all of the existing securities or additional securities he holds or will hold, or may continue to hold his current position. The Offeror may, from time to time and at any time, acquire additional common shares of the Issuer in the open market or otherwise and reserves the right to dispose of any and all of its common shares in the open market or otherwise, at any time from time to time.

A copy of the Early Warning Report disclosing the transaction can be is available on SEDAR at www.sedar.com.

/s/ Jema Anton Khan